Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On February 27, 2015, Integrys Energy Group posted the following February Company Update presentation to its website.

Company Update – February 2015  integrys integrys COMPANY PRESENTATION February 2015 TEG LISTED NYSE Connect With Us: @TEGinvestors on Twitter

Company Update – February 2015  integrys Index 3.  Condensed Commentary on Forward-Looking Statements 4.  Wisconsin Energy/Integrys Energy Group Transaction Overview 5.  Integrys Energy Group – A Leading Midwest Energy Company 6.  Regulated Investment Growth Opportunities 7.  Electric Transmission Investment Overview – American Transmission Company (ATC) 8.  DUKE American Transmission Co.  ™ 9.  74 Consecutive Years of Dividends 10.  Key Investment Highlights 11.  Appendix 12.  Regulated Operations Map 13.  Regulated Utilities – Regulatory Rate Base and Return on Equity 14.  Regulated Utilities – Statistics 15.  Peoples Gas and North Shore Gas – 2014 General Rate Cases – Orders 16.  Wisconsin Public Service – Wisconsin Retail Jurisdiction – 2014 General Rate Case – Final Order 17.  Wisconsin Public Service – Michigan Retail Electric Jurisdiction – 2014 General Rate Case – As Filed 18.  Innovative Ratemaking 19.  State Regulatory Commissions in Jurisdictions Served by Integrys Energy Group 20.  Estimated Capital Expenditures 21.  Estimated Utility Depreciation and Amortization 22.  Financing Summary 23.  Integrys Long-Term Debt Maturities 24.  Integrys Credit Ratings 25.  Disclosure of Full Forward-Looking Statements 26.  Additional Information and Where to Find It

Company Update – February 2015  integrys Condensed Commentary on Forward-Looking Statements In this presentation, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct. Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014. Other risks and uncertainties are set forth in greater detail in the aforementioned filing with the United States Securities and Exchange Commission and in Slide 25 in the Appendix. You are encouraged to read and understand the disclaimers set forth in these filings. All forward-looking statements included in this presentation are based upon information presently available, and we, except to the extent required by the federal securities laws, undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Company Update – February 2015  integrys Wisconsin Energy/Integrys Energy Group Transaction Overview Definitive agreement announced June 23, 2014. Fixed exchange ratio of 1.128 WEC shares per TEG share. $18.58 cash consideration for each TEG share. Approvals received: –Hart-Scott-Rodino – Approval received October 24, 2014. –WEC and TEG shareholders – Approval received November 21, 2014. Approvals required: –Wisconsin, Illinois, Michigan, and Minnesota –Federal Energy Regulatory Commission (FERC) –Federal Communications Commission Expect to close in second half of 2015.

Company Update – February 2015  integrys Integrys Energy Group – A Leading Midwest Energy Company Regulated Electric Regulated Natural Gas Electric Transmission Investment Holding Company and Other WPS Minnesota Energy Resources Peoples Gas Natural Gas Delivery Michigan Gas Utilities North Shore Gas Natural Gas Delivery ATC* American Transmission Company Trillium CNG Making CNG Work for You *Integrys Energy Group owned approximately 34% of American Transmission Company, LLC at December 31, 2014. People creating a premier and growing energy company

Company Update – February 2015  integrys Regulated Investment Growth Opportunities Selected Major Project by Segment (Through 2023) 2012  2013  2014  2015  2016  2017  2018  2019  2020  2021  2022  2023 Regulated Electric Columbia environmental upgrade ($225 million) Fox Energy Center acquisition ($440 million) * Weston 3 environmental upgrade (ReACT™ $345 million) System Modernization and Reliability Project (SMRP $220 million) Fox 3 – 400 MW, natural gas-fired, combined cycle plant ($517 million) Potential expansion of SMRP Regulated Natural Gas Chicago pipeline infrastructure (AMRP $2.2 billion to $2.6 billion) Electric Transmission American Transmission Company ($3.3 billion to $3.9 billion) ** *2013 equity earnings deferred for GAAP purposes ** Integrys would be responsible for up to 34% of this amount

Company Update – February 2015  integrys Electric Transmission Investment Overview – American Transmission Company (ATC) Current authorized return on equity: 12.2% on 50% equity layer –Rate design includes:  –Annual true-up mechanism  –Current return on construction work in progress –Return on equity currently under challenge at FERC Integrys Energy Group is a 34% equity owner –Investment at December 31, 2014  –$536.7 million gross American Transmission Company LLC www.atcllc.com Meets electric needs of more than five million people in 72 counties in four states: Wisconsin, Michigan, Minnesota and Illinois $3.6 billion in total assets $3.3 to $3.9 billion over the next 10 years per plan announced October 2014 (excludes DUKE American Transmission Co.™ projects) http://www.atc10yearplan.com/wp-content/uploads/2014/10/TYA2014-FINAL.pdf Ownership Integrys Energy Group, 34% Other Investor-owned Utilities, 54% Municipalities/Cooperatives, 12%

Company Update – February 2015  integrys DUKE American Transmission Co.™ SAN LUIS TRANSMISSION PROJECT Central California PATH 15 TRANSMISSION LINE Central California ZEPHYR POWER TRANSMISSION PROJECT Eastern Wyoming to California and southwestern US PROJECT 4 Northwestern Iowa to Central Illinois PROJECT 7 Wisconsin/Illinois border PROJECT 6 South Central Wisconsin to Central Illinois PROJECT 1 North South of Chicago PROJECT 2 Central Illinois to Western Indiana PROJECT 3 Northeastern Illinois to Northwest Indiana PROJECT 5 East of Indianapolis to Central Ohio PROJECT 8 Cincinnati, OH PROJECT 1 South West of Indianapolis Midwest Portfolio Joint venture between Duke energy and ATC (DATC) –Ownership is split 50/50 between Duke and ATC DATC has identified several investment opportunities –California’s Path 15 transmission line (purchased interest on April 30, 2013) –Zephyr Power Transmission Project –San Luis Transmission Project –Other transmission projects throughout the United States http://www.datcllc.com

Company Update – February 2015  integrys 74 Consecutive Years of Dividends $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 1941 1943 1945 1947 1949 1951 1953 1955 1957 1959 1961 1963 1965 1967 1969 1971 1973 1975 1977 1979 1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 Chart has been adjusted for stock splits on June 22, 1964 and July 15, 1987.

Company Update – February 2015  integrys Key Investment Highlights Execution of our business plan for the regulated utilities remains on track as we continue to make prudent infrastructure investments for approved projects Our 34% ownership in American Transmission Company continues to contribute to earnings Proceeds from sale of Integrys Energy Services and Upper Peninsula Power Company will be redeployed into rate base investments at major utilities Given our solid long-term business plan, our current dividend is sustainable Pending merger with Wisconsin Energy will create the leading electric and natural gas utility in the Midwest offering significant benefits to customers and shareholders

Appendix

Company Update – February 2015  integrys Regulated Operations Map Michigan Gas Utilities Corporation Minnesota Energy Resources Corporation North Shore Gas Company The Peoples Gas Light and Coke Company Wisconsin Public Service Corporation

Regulated Utilities – Regulatory Rate Base and Return on Equity

integrys

	PGL	NSG	MERC	MGU	WPS	
	PEOPLES GAS NATURAL GAS DELIVERY	NORTH SHORE GAS NATURAL GAS DELIVERY	MINNESOTA ENERGY RESOURCES	MICHIGAN GAS UTILITIES	WPS	
	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Electric
Retail last authorized, IL/MN						
Rate base/investment ($ millions)	1,670	217	190			
Allowed ROE	9.05%	9.05%	9.35%			
Authorized regulatory equity %	50.33%	50.48%	50.31%			
Date of decision	2/11/2015	2/11/2015	10/28/2014			
Retail last authorized, MI						
Rate base/investment ($ millions)				210 (1)	2	14
Allowed ROE				10.25%	14.25%	10.60%
Authorized regulatory equity %				48.62% (1)	42.40%	56.39%
Date of decision				11/14/2013	6/7/1983	12/4/2007
Retail last authorized, WI						
Rate base/investment ($ millions)					357 (2)	1,866 (2)
Allowed ROE					10.20%	10.20%
Authorized regulatory equity %					50.28%	50.28%
Date of decision					12/18/2014	12/18/2014
Wholesale last authorized						
Rate base/investment ($ millions)						293 (3)
Allowed ROE						
Authorized regulatory equity %						
Date of decision						

Notes:

(1) The MGU rate case was settled with no stated rate base value. $210 million corresponds to MGU's filed amount with deferred taxes included in the capital structure. Rate base would be $177 million, and the common equity ratio would be 50.12%, with deferred taxes in rate base.

(2) Wisconsin includes working capital.

(3) Service provided under FERC Tariff and Market-Based Rate Contracts, each of which is formula based.

Company Update – February 2015

13

Company Update – February 2015  integrys Regulated Utilities – Statistics PGL NSG MERC MGU WPS As of 12-31-2014 Electric Customers 450,000 Natural Gas Customers 828,000 159,000 219,000 171,000 326,000 Generation capacity (megawatts) 2,660.0 Natural gas storage (billion cubic feet) 40.2 3.9 Employees 1,302 171 220 158 1,333 For the period ending 12-31-2014 Annual electric volumes (million megawatt-hours) 14.1 Annual natural gas throughput (billion cubic feet) 192.9 40.1 91.5 35.6 85.5 Retail as of 12-31-2014 (Estimated) Natural Gas Natural Gas Natural GasNatural Gas Natural Gas Electric Rate base/investment ($ millions) – Illinois 1,819 218 Rate base/investment ($ millions) – Wisconsin 378* 1,808* Rate base/investment ($ millions) – Michigan 159 1 43 Rate base/investment ($ millions) – Minnesota 209 Wholesale as of 12-31-2014 (Estimated) Rate base/investment ($ millions) 282 * Rate base includes working capital as the Wisconsin Commission handles it differently.

Company Update – February 2015  integrys Peoples Gas and North Shore Gas – 2014 General Rate Cases – Orders Summary of Company Surrebuttal vs. Illinois Commerce Commission (ICC) Final Order and Second Amendatory Order Company Surrebuttal September 12, 2014  ICC Final Order January 21, 2015  ICC Second Amendatory Order February 11, 2015 $ in Millions Peoples Gas North Shore Gas Peoples Gas North Shore Gas Peoples Gas North Shore Gas Total Revenue Increase $100.5 $6.5 $74.8 $3.7 $71.1 $3.5 Rate Base/Investment $1,759.3 $219.8 $1,704.4 $219.0 $1,669.7 $217.2 Equity Component 50.33%50.48%50.33%50.48%50.33%50.48% Return on Equity 10.25%10.25%9.05%9.05%9.05%9.05% Revenue Requirement Impacts of Major Adjustments Return on Equity Adjustment $- $- $(24.1) $(2.8) $(24.1) $(2.8) Rate Base Adjustment $(13.7) $1.0 $(19.8) $1.0 $(23.7) $0.8 Executive Incentive Compensation $(6.2) $(1.0) $(6.2) $(1.0) $(6.2) $(1.0) IBS Charges $- $- $- $- $- $- Other Labor Charges $- $- $- $- $- $- O&M Pension and Benefits $(2.2) $(0.4) $(2.2) $(0.4) $(2.2) $(0.4) Depreciation Expense on 2014 Plant Additions $(3.3) $- $(4.1) $0.2 $(4.1) $0.2

Company Update – February 2015  integrys Wisconsin Public Service – Wisconsin Retail Jurisdiction – 2014 General Rate Case – Final Order Electric Retail  WPS Original  PSCW Staff  PSCW Final Order Rate Increase/(Decrease) $76.28M $28.75M $24.60M Rate Base/Investment $1,900.00M $1,865.00M $1,866.10M Return on Equity 10.60% 10.20% 10.20% Equity Component 50.51% 50.27% 50.28% Fixed RetailMonthly Customer Charge $25.00 $ 19.00 Revenue Requirement Impacts ofMajor Adjustments:  Net Adjustment Incentive Compensation $(11.90)M $-M $(11.90)M Pension and Benefits Expense $(10.20)M $3.30M $(6.90)M Reduced Rate Base $(3.40)M $-M $(3.40)M ICE Project Costs $(7.80)M $4.20M $(3.60)M Reduction in Return on Equity $(5.80)M $-M $(5.80)M Natural Gas Retail  WPS Original  PSCW Staff  PSCW Final Order Rate Increase/(Decrease) $(1.60)M $(13.58)M $(15.40)M Rate Base/Investment $360.00M $355.00M $356.50M Return on Equity 10.60% 10.20% 10.20% Equity Component 50.51% 50.27% 50.28% Fixed Retail Monthly Customer Charge $18.00 $ 17.00$  Revenue Requirement Impacts of Major Adjustments:  Net Adjustment Incentive Compensation $(3.80)M $-M $(3.80)M Pension and Benefits Expense $(3.50)M $1.00M $(2.50)M Reduced Rate Base $(2.00)M $-M $(2.00)M Reduction in Return on Equity $(1.30)M $-M $(1.30)M

Wisconsin Public Service – Michigan Retail Electric Jurisdiction – 2014 General Rate Case – As Filed

integrys

Filed on October 17, 2014 with a 2015 Test Year. Interim rates effective April 15, 2015.

Electric Retail	WPS Filing	
Rate Increase Request	$ 5.7 M	28.06%
Rate Base	$ 61.2 M	
Return on Equity (%)	10.60%	
Common Equity Layer (%)	50.48%	(With deferred taxes in rate base.)

Key Items Supporting Rate Increase Request:

- General inflation
- 99-megawatt Crane Creek wind project placed in service in 2009
- Fox Energy Center purchased in 2013
- Environmental and transmission upgrades

Rate Design Issues:

• Current Monthly Fixed Charge	$ 9.00
• Proposed Monthly Fixed Charge	$ 12.00

Other:

- First base rate change request since 2007; third time since 1987
- Three year step-rate plan ($2.4M in 2015, $2.4M in 2016, $0.9M in 2017)

Website:

http://www.wisconsinpublicservice.com/company/rate_caseMI2015.aspx

Schedule	Date
Testimony - Staff and Intervenor	Mar 26, 2015
Self-Implementation Date	Apr 16, 2015
Rebuttal Testimony	Apr 27, 2015
Cross-Exam Schedule (all parties, all testimony)	May 6 - 8, 2015 May 11 - 12, 2015
Briefs	Jun 12, 2015
Reply Briefs	Jun 29, 2015
Proposal for Decision Target Date	Aug 11, 2015
Exceptions to Proposal for Decision	Aug 28, 2015
Replies to Exceptions	Sep 10, 2015

Company Update – February 2015
17

Company Update – February 2015

Innovative Ratemaking

integrys

Risk Reducing Measure In Place	PGL	NSG	MERC	MGU	WPS	
	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Electric	Natural Gas
Legislative Rider for Accelerated Main Replacement Program investment	IL Senate Bill 2266 approved and is now IL Public Act 98-0057; effective 2014 through 2023 with annual review					
Bad Debt Rider	2009 State Mandate – recovery back to 2008			Terminated after December 31, 2013		
Decoupling/Fixed Charge Recovery	Permanent effective in 2012 – annual recovery		Full decoupling, annual recovery, with 10% surcharge/credit cap effective January 1, 2013	Weather-normalized decoupling effective January 1, 2015	5-year pilot terminated after December 31, 2013 Monthly residential fixed charge increased from $10.40 to $19.00 effective January 1, 2015	5-year pilot terminated after December 31, 2013 Monthly residential fixed charge increased from $10.25 to $17.00 effective January 1, 2015
Fuel Cost Recovery	1-for-1 PGA recovery of prudent fuel costs				Fuel window – recovery/refund subject to ±2%	1-for-1 PGA recovery of prudent fuel costs
Manufactured Gas Plant Site Clean-up Costs	Yes – immediate recovery		No MGP sites	Yes – deferred recovery	N/A	Yes – deferred recovery
Formula-Based Rates on Wholesale Electric					Yes	

MGP = Manufactured gas plant; PGA = Purchased gas adjustment; PSCR = Power supply cost recovery

18

State Regulatory Commissions in Jurisdictions Served by Integrys Energy Group

	Commissioner	Party Affiliation	Appointed By	Initial Date Appointed	Confirmed	Term Expires
Illinois – 5-year terms, party split required, appointment by governor, confirmation by State Senate http://www.icc.illinois.gov/cc/						
	Brien Sheahan, Chair	Republican	Governor Rauner	01-19-2015	No	01-19-2020
	Miguel del Valle	Democrat	Governor Quinn	02-13-2013	Yes	01-15-2018
	Sherina Maye	Independent	Governor Quinn	03-19-2013	Yes	01-15-2018
	Ann McCabe	Republican	Governor Quinn	03-16-2012	Yes	01-15-2017
	Vacant Position	TBD	Governor Rauner	TBD	No	TBD
Michigan – Staggered 6-year terms, party split required, appointment by governor, confirmation by State Senate http://michigan.gov/mpsc/0,4639,7-159-16400-40504--,00.html						
	John Quackenbush, Chair	Republican	Governor Snyder	09-15-2011	Yes	07-02-2017
	Sally Talberg	Independent	Governor Snyder	07-03-2013	Yes	07-02-2019
	Greg White	Independent	Governor Granholm	12-04-2009	Yes	07-02-2015
Minnesota – Staggered 6-year terms, party split required, appointment by governor, confirmation by State Senate http://mn.gov/puc/aboutus/commissioners/index.html						
	Beverly Jones Heydinger, Chair	Democrat	Governor Dayton	07-02-2012	Yes	01-02-2017
	John Tuma	Republican	Governor Dayton	01-28-2015	No	01-05-2021
	Nancy Lange	Democrat	Governor Dayton	02-11-2013	Yes	01-07-2019
	Dan Lipschultz	Democrat	Governor Dayton	01-07-2014	Yes	01-06-2020
	Betsy Wergin	Republican	Governor Pawlenty	08-01-2008	Yes	01-04-2016
Wisconsin – Staggered 6-year terms, appointment by governor, confirmation by State Senate http://psc.wi.gov/aboutUs/organization/commissioners.htm						
	Ellen Nowak, Chair *	Republican	Governor Walker	07-05-2011	Yes	03-01-2019
	Mike Huebsch	Republican	Governor Walker	02-16-2015	No	03-01-2021
	Phil Montgomery	Republican	Governor Walker	04-04-2011	Yes	03-01-2017

* Chair appointment effective March 1, 2015.

Company Update – February 2015

19

Company Update – February 2015  integrys Estimated Capital Expenditures (Dollars in Millions)  2015  2016  2017  Total Wisconsin Public Service Corporation $387 $385 $456 $1,228 Peoples Gas 406 401 395 1,202 Minnesota Energy Resources 39 38 43 120 North Shore Gas 28 41 38 107 Michigan Gas Utilities 16 16 14 46 Subtotal for Utilities $876 $881 $946 $2,703 Integrys Business Support 39 28 36 103 WPS Power Development (Solar) 40 40 40 120 Integrys Transportation Fuels (Trillium CNG) 28 29 30 87 Total Anticipated Capital Expenditures $983 $978 $1,052 $3,013 American Transmission Company (equity contribution) $12 $21 $20 $53

Company Update – February 2015  integrys Estimated Utility Depreciation and Amortization Depreciation and Amortization By Company (Millions)  2015  2016  2017  Total Wisconsin Public Service $110 $141 $137 $388 Peoples Gas 116 124 127 367 Minnesota Energy Resources 11 11 12 34 North Shore Gas 11 13 13 37 Michigan Gas Utilities 9 10 10 29 Total for Utilities $257 $299 $299 $855

Company Update – February 2015  integrys Financing Summary Provide adequate capital levels at a reasonable cost and maintain current credit ratings; see Slide 24 for credit rating details Transactions expected in 2015 –Long-term debt  Wisconsin Public Service – approximately $250 million  Peoples Gas – approximately $200 million, including the August remarketing of the $50 million Series WW 2.625% debt –Equity  On a stand-alone basis, no new equity needed through at least 2015  Shares needed for stock investment, dividend reinvestment, and equity compensation plans to be purchased in open market

Company Update – February 2015  integrys Integrys Long-Term Debt Maturities Millions $0 $100 $200 $300 2015 2016 2017 2018 2019 2020 NSG PGL WPS TEG NOTE: 2016 maturities exclude approximately $270 million of Integrys Energy Group hybrid debt securities which convert in that year to a floating rate and are callable at par. Integrys Energy Group has the option to retire the hybrids and reissue securities of similar equity content or allow them to remain outstanding until final maturity in 2066.

Company Update – February 2015  integrys Integrys Credit Ratings Standard & Poor's Moody's Integrys Energy Group Issuer credit rating A- N/A Senior unsecured debt BBB+ A3 Junior subordinated debt BBB Baa1 Commercial paper A-2 P-2 Wisconsin Public Service Issuer credit rating A- A1 First mortgage bonds N/A Aa2 Senior secured debt A Aa2 Preferred stock BBB A3 Commercial paper A-2 P-1 Peoples Gas Issuer credit rating A- A2 Senior secured debt N/A Aa3 Commercial paper A-2 P-1 North Shore Gas Issuer credit rating A- A2 N/A = Not Applicable

Company Update – February 2015  integrys Disclosure of Full Forward-Looking Statements In this presentation, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct. Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014, and those identified below:  The timing and resolution of rate cases and related negotiations, including recovery of deferred and current costs and the ability to earn a reasonable return on investment, and other regulatory decisions impacting the regulated businesses;  Federal and state legislative and regulatory changes, including deregulation and restructuring of the electric and natural gas utility industries, financial reform, health care reform, energy efficiency mandates, reliability standards, pipeline integrity and safety standards, and changes in tax and other laws and regulations to which we and our subsidiaries are subject;  The possibility that the proposed merger with Wisconsin Energy Corporation does not close (including, but not limited to, due to the failure to satisfy the closing conditions), disruption from the proposed merger making it more difficult to maintain our business and operational relationships, and the risk that unexpected costs will be incurred during this process;  The risk of terrorism or cyber security attacks, including the associated costs to protect our assets and respond to such events;  The risk of failure to maintain the security of personally identifiable information, including the associated costs to notify affected persons and to mitigate their information security concerns;  The timely completion of capital projects within estimates, as well as the recovery of those costs through established mechanisms;  Unusual weather and other natural phenomena, including related economic, operational, and/or other ancillary effects of any such events;  The impact of unplanned facility outages;  The risks associated with changing commodity prices, particularly natural gas and electricity, and the available sources of fuel, natural gas, and purchased power, including their impact on margins, working capital, and liquidity requirements;  The effects of political developments, as well as changes in economic conditions and the related impact on customer energy use, customer growth, and our ability to adequately forecast energy use for our customers;  Federal and state legislative and regulatory changes relating to the environment, including climate change and other environmental regulations impacting generation facilities and renewable energy standards;  Costs and effects of litigation and administrative proceedings, settlements, investigations, and claims;  Changes in credit ratings and interest rates caused by volatility in the financial markets and actions of rating agencies and their impact on our and our subsidiaries' liquidity and financing efforts;  The ability to retain market-based rate authority;  The effects, extent, and timing of competition or additional regulation in the markets in which our subsidiaries operate;  The risk of financial loss, including increases in bad debt expense, associated with the inability of our and our subsidiaries' counterparties, affiliates, and customers to meet their obligations;  The ability to use tax credit, net operating loss, and/or charitable contribution carryforwards;  The investment performance of employee benefit plan assets and related actuarial assumptions, which impact future funding requirements;  The risk associated with the value of goodwill or other intangible assets and their possible impairment;  Potential business strategies, including acquisitions or dispositions of assets or business, which cannot be assured to be completed timely or within budgets;  Changes in technology, particularly with respect to new, developing, or alternative sources of generation;  The financial performance of ATC and its corresponding contribution to our earnings;  The timing and outcome of any audits, disputes, and other proceedings related to taxes;  The effectiveness of risk management strategies, the use of financial and derivative instruments, and the related recovery of these costs from customers in rates;  The effect of accounting pronouncements issued periodically by standard-setting bodies; and  Other factors discussed elsewhere herein and in other reports we file with the SEC. Except to the extent required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Company Update – February 2015  integrys Additional Information and Where to Find It Additional Information and Where to Find It In connection with the proposed merger transaction between Wisconsin Energy Corporation (“Wisconsin Energy”) and Integrys Energy Group, Inc. (“Integrys”), Wisconsin Energy filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St. P.O. Box 1331 Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.